SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: October 14, 2009
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐            Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐            No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..)
Enclosed:
Press Release

October 14, 2009
Ivanhoe Mines conference call for investors and analysts
October 15 to discuss details and implications
of the landmark Oyu Tolgoi Investment Agreement
TORONTO — Ivanhoe Mines will host a conference call on Thursday, October 15, for investors and analysts at 8:00 am EDT (5:00 am PDT) to discuss the details and implications of the Investment Agreement for the Oyu Tolgoi copper-gold project in Mongolia. An overview of the agreement was provided in Ivanhoe Mines’ October 6, 2009, news release.
The conference call may be accessed by dialing 1-800-814-4861 in Canada and the United States, or 1-416-644-3421 in the Toronto area and internationally. A simultaneous webcast of the conference call will be provided through www.ivanhoemines.com and www.newswire.ca/webcast. If you are unable to participate in the call, it will be archived for later playback by dialing 1-416-640-1917 or 1-877-289-8525 and entering the pass code 4173192#, or via www.ivanhoemines.com. The archived playback will be available until November 15, 2009.
Ivanhoe shares are listed on the New York, Toronto and NASDAQ stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman 1-604-688-5755
Media: Bob Williamson 1-604-331-9880

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: October 14, 2009	By:	/s Beverly A. Bartlett

BEVERLY A. BARTLETT
Vice President &
Corporate Secretary